

Public

Exhibit 99.2

ASML

ASML reports €3.3 billion net sales at 48.2% gross margin in Q2

2020 sales growth expectations unchanged

ASML 2020 Second-Quarter

Veldhoven, the Netherlands

July 15, 2020

Agenda

- Investor key messages

- Business summary

- Outlook

- Financial statements



Investor key messages

Investor key messages

- Long term growth opportunity remains, driven by end markets growth enabled by major innovation in semiconductors
- Shrink is a key industry driver supporting innovation and providing long term industry growth
- Holistic Lithography enables affordable shrink and therefore delivers compelling value for our customers
- DUV, EUV and Application products are highly differentiated solutions that provide unique value drivers for our customers and ASML
- EUV will enable continuation of Moore's Law and will drive long term value for ASML well into this decade
- In November 2018 ASML modeled an annual revenue opportunity of €13 billion in 2020 under a moderate market scenario and an annual revenue opportunity between €15 – 24 billion through 2025
- We expect to continue to return significant amounts of cash to our shareholders through a combination of share buybacks and growing annualized dividends



Business summary

Q2 results summary

- Net sales of €3,326 million, net systems sales of €2,439 million, Installed Base Management* sales of €887 million

- Gross margin of 48.2%

- Operating margin of 27.2%

- Net income as a percentage of net sales of 22.6%

- Net bookings of €1,101 million, including €461 million of EUV systems (3)

* Installed Base Management equals our service and field upgrades sales

EUV: roadmap execution

Multiple NXE:3400C systems upgraded at the customers with the modular vessel, within the planned install time

Achieved a successful introduction of inline Tin refill on those systems in support of our availability improvement roadmap





Upgrades were executed with the support of remote (or Augmented Reality) technologies in order to deal with COVID-19 restrictions

ASML has agreed to acquire all shares of Berliner Glas, a privately held manufacturer of ceramic and optical modules, which are important to support the future roadmap for our EUV (and DUV) products

DUV: Shipped first NXT:1470 system
Provides >300 wph capability and <4.0 nm Matched Machine Overlay

Building on the NXT immersion platform, with improved matched machine overlay and higher productivity to maximize wafer output from customers' cleanroom



Reticle stage
NXT:1970 RS with latest improvements

Projection optics
Improved overlay distortion correction and prepared for high power lasers

Heating control SW
Better overlay control

New Wafer Stage
Improved dynamics and enabling future scan speed increase

Baseframe 4.0
support >325 wph

Levelling
UVLS MK2 with LIL

New Wafer Handler
Improved overlay by better thermal conditioning

Throughput
Overlay control

Applications: 1ˢᵗ eScan 1000 MultiBeam system shipped

MultiBeam leverages ASML's stage, ebeam and computational technologies



Milestones
- Technology Demonstrated
- Concept Proven
- First ever MultiBeam system shipped

Features unique 9 beam (3x3) electron optics

Leverages ASML's stage technology to achieve high-speed motion and high position accuracy, providing increased throughput up to 600% compared to single beam systems

Integrates computational technology for guided defect inspection

Net system sales breakdown (Quarterly)

Technology | End-Use | Region (ship to location) | Sales in lithography units

Q2’20 total sales €2,439 million


ArF Dry 5%
I-line 1%
Metrology & Inspection 4%
KrF 10%
ArFi 41%
EUV 39%


Memory 38%
Logic 62%


Taiwan 21%
China 23%
EMEA 1%
USA 17%
South Korea 38%


7
17
7
23
7
EUV
ArFi
ArFdry
KrF
I-Line

Q1’20 total sales €1,584 million


ArF Dry 7%
KrF 13%
I-line 3%
Metrology & Inspection 3%
ArFi 52%
EUV 22%


Memory 27%
Logic 73%


China 19%
Japan 4%
EMEA 3%
Taiwan 30%
USA 15%
South Korea 29%


2
16
6
22
11
EUV
ArFi
ArFdry
KrF
I-Line

Total net sales € million by End-use



As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842).
The comparative numbers 2016 - 2017 presented above have not been adjusted to reflect these changes in accounting policy.

Litho systems bookings activity by End-use

**Q2'20 total value
€1,101 million**



Lithography systems		
	New	Used
Units	28	6

**Q1'20 total value
€3,085 million**



Lithography systems		
	New	Used
Units	72	1

Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems).

Capital return to shareholders

- In Q2, ASML paid a final dividend of €1.35 per ordinary share or €565 million. Together with the interim dividend paid in 2019, this results in a total dividend for 2019 of €2.40 per ordinary share

- ASML announced a three-year share buyback program in January 2020. To date, €507 million worth of shares has been repurchased



Final dividend
Interim dividend

The dividend for a year is paid in the subsequent year, except interim



Dividend paid
Share buyback

Capital return is cumulative dividend + share buyback

Outlook

Q3 Outlook

- Q3 2020 net sales between €3.6 billion and €3.8 billion, including

  ○ Installed Base Management sales of around €850 million

- Gross margin between 47% and 48%

- R&D costs of around €545 million

- SG&A costs of around €140 million

- Estimated annualized effective tax rate of around 14% for 2020



Financial statements

Consolidated statements of operations € million
Quarter on Quarter

	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Net sales	2,568	2,987	4,036	2,441	3,326
Gross profit	1,105	1,307	1,940	1,101	1,603
Gross margin %	43.0	43.7	48.1	45.1	48.2
R&D costs	(487)	(493)	(516)	(544)	(567)
SG&A costs	(123)	(129)	(148)	(130)	(131)
Income from operations	494	685	1,277	427	905
Operating income as a % of net sales	19.2	23.0	31.6	17.5	27.2
Net income	476	627	1,134	391	751
Net income as a % of net sales	18.5	21.0	28.1	16.0	22.6
Earnings per share (basic) €	1.13	1.49	2.70	0.93	1.79
Earnings per share (diluted) €	1.13	1.49	2.69	0.93	1.79
Lithography systems sold (units) [1]	48	57	76	57	61
Net booking value [2]	2,828	5,111	2,402	3,085	1,101

1   Lithography systems do not include metrology and inspection systems.

2   Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV excluding the High-NA systems). Our Q3 2019 systems net bookings include 1 DUV system shipped in Q3 2019, shipped to collaborative Research Center (Imec). This system is not recognized in revenue

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Consolidated statements of cash flows € million
Quarter on Quarter

	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Cash and cash equivalents, beginning of period	2,253	1,661	1,586	3,532	2,724
Net cash provided by (used in) operating activities	100	69	3,588	(606)	372
Net cash provided by (used in) investing activities	209	(7)	(1,017)	(444)	215
Net cash provided by (used in) financing activities	(896)	(142)	(626)	240	192
Effect of changes in exchange rates on cash	(4)	5	1	2	(3)
Net increase (decrease) in cash and cash equivalents	(592)	(75)	1,946	(809)	776
Cash and cash equivalents, end of period	1,661	1,586	3,532	2,724	3,499
Short-term investments	673	484	1,186	1,388	941
Cash and cash equivalents and short-term investments	2,335	2,070	4,718	4,112	4,440
Purchases of property, plant and equipment and intangible assets	(141)	(197)	(315)	(242)	(232)
Free cash flow [1]	(41)	(128)	3,273	(848)	140

1   Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets), see US GAAP Consolidated Financial Statements.

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Consolidated balance sheets € million
Quarter on Quarter

Assets	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Cash & cash equivalents and short-term investments	2,335	2,070	4,718	4,112	4,440
Net accounts receivable and finance receivables	2,664	3,274	2,773	2,857	3,286
Contract assets	190	288	231	292	261
Inventories, net	3,914	3,895	3,809	4,345	4,686
Other assets	1,771	1,767	1,673	1,808	1,833
Tax assets	647	649	624	1,011	846
Equity method investments	950	969	833	865	892
Goodwill	4,541	4,541	4,541	4,541	4,541
Other intangible assets	1,141	1,123	1,105	1,083	1,058
Property, plant and equipment	1,670	1,818	1,999	2,047	2,109
Right-of-use assets	211	305	324	317	354
Total assets	**20,034**	**20,699**	**22,630**	**23,278**	**24,306**
Liabilities and shareholders' equity					
Current liabilities	3,693	3,712	4,694	4,677	4,631
Non-current liabilities	4,796	4,916	5,344	6,076	6,975
Shareholders' equity	11,545	12,071	12,592	12,525	12,700
Total liabilities and shareholders' equity	**20,034**	**20,699**	**22,630**	**23,278**	**24,306**

These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Forward looking statements

This document contains statements that are forward-looking, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, outlook and expected financial results for Q3 2020, including expected revenues, gross margin and 2020 growth expectations, R&D costs, SG&A costs and estimated annualized effective tax rate for 2020, expected revenue recognition of certain systems later in 2020, expected benefits and performance of new systems and applications, the expectation that EUV will continue to enable Moore's law and drive long term value for ASML, statements with respect to plans regarding dividends, including the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends and statements with respect to the 2020-2022 share buyback program. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers' products; performance of our systems, the duration and continued or increased severity of the COVID-19 outbreak and measures taken to contain it and other risks related to the impact of COVID-19 on the global economy and financial markets, as well as on ASML and its customers and suppliers, including their operations, and other risks relating to COVID-19 and other factors that may impact ASML's sales and gross margin, including customer demand and ASML's ability to obtain supplies for its products, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; import/export and national security regulations, changes in exchange and tax rates; available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

